[Letterhead of Dycom Industries, Inc.]

February 26, 2013

Via EDGAR

Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Dycom Investments, Inc.
Registration Statement on Form S-4
Filed on: December 28, 2012
File No.: 333-185746

Dear Ms. Long:

We acknowledge receipt of your letter, dated January 24, 2013, to me, as Secretary of Dycom Investments, Inc. (the “Company”), the subsidiary issuer of Dycom Industries, Inc. (“Dycom”), regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) that was filed on December 28, 2012. Set forth below are the Company’s responses to the Staff’s comments. The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. Copies of this letter and Amendment No. 1 will also be provided to Erin Jaskot of the Commission.

General

1.	We note that your parent guarantor and your subsidiary guarantors may in certain circumstances be released from their obligations to guarantee the notes. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not generally be released from their guarantees. In particular, it appears that the release provisions with respect to the parent that appear in Section 11.06(a)(1) and 11.06(a)(4) of the Indenture mean that the guarantees may not be “full and unconditional” and therefore do not satisfy the requirements of Rule 3-10. Please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees.

Ms. Pamela A. Long

United States Securities and Exchange Commission

February 26, 2013

RESPONSE: In response to the Staff’s comment, the Company wishes to note for the Staff that the intent of the Indenture is for the Parent Guarantee to be full and unconditional, as in practice the release provisions provided in Section 11.06(a)(1) and (a)(4) of the Indenture could not apply to the Parent Guarantee. In order to clarify this intent, the Company has entered into a supplemental indenture to amend Section 11.06(a)(1) and 11.06(a)(4) of the Indenture to eliminate the ability to release the Parent Guarantee. As a result of the amendment, Dycom, the parent of the Company, may not be released from its guarantee under any circumstances, except in the event of legal or covenant defeasance of the Notes or of satisfaction and discharge of the Indenture, as provided in Section 11.06(a)(3) of the Indenture, or pursuant to Section 11.03 of the Indenture, which limits a Guarantor’s liability under its Guarantee in order to prevent a fraudulent conveyance. For the Staff’s convenience, the amendments, in blackline form, to Section 11.06(a)(1) and Section 11.06(a)(4) of the Indenture effected by the supplemental indenture are attached as Exhibit A to this letter. Corresponding revisions also have been made to the prospectus that forms part of the Registration Statement.

Exhibits

2.	Please file the articles of incorporation and the bylaws, or instruments corresponding thereto, for each of the guarantors. See Item 601(b)(3) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the Exhibit List and corresponding exhibits to include the articles of incorporation and the bylaws, or instruments corresponding thereto, for each of the guarantors. The Company respectfully notes that, pursuant to guidance received from the Staff, for guarantors whose articles of incorporation or bylaws, or instruments corresponding thereto, are based on substantially identical forms, the Company has filed such forms in place of the actual articles of incorporation, bylaws or instruments corresponding thereto. The Company respectfully directs the Staff’s attention to the revised Exhibit List and corresponding exhibits filed with Amendment 1 to the Registration Statement.

The Company also notes for the Staff that since the time of the original filing of the Registration Statement, the following corporate changes have been made with respect to the guarantors: (1) Parkside Utility Construction Corp. has merged into InfraSource Telecommunication Services, LLC and is no longer a separate corporate entity and therefore no longer a guarantor; (2) InfraSource Telecommunication Services, LLC has changed its name to Parkside Utility Construction, LLC; and (3) Quanta Wireless Solutions, Inc. has changed its name to Spectrum Wireless Solutions, Inc.

3.	We note that each of the opinions filed as Exhibits 5.3, 5.4, 5.7, 5.8 and 5.9 do not contain an opinion that the guarantor has the power to create the obligation. Please have each counsel revise the opinion accordingly. See Section II.B.1.e. of Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Brown & Bunch, PLLC, Kopecky Schumacher Bleakley Rosenburg PC, Liskow

Ms. Pamela A. Long

United States Securities and Exchange Commission

February 26, 2013

& Lewis and Potter Anderson & Corroon LLP have revised their respective opinions to include an opinion that the relevant guarantor has the power to create the obligation. The Company also notes for the Staff that, although not included in the Staff’s comment, Davis Wright Tremaine LLP has similarly revised their opinion. The Company respectfully directs the Staff’s attention to the revised Exhibits 5.3, 5.4, 5.7, 5.8 and 5.9, as well as Exhibit 5.5, filed with Amendment No. 1.

Exhibit 5.1

4.	Please remove the assumption in (f)(i) stating that the execution, delivery and performance by each of the Company and the Guarantors of the Opinion Documents have been duly authorized by all necessary action. See Section II.B.3.a. of Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, Shearman & Sterling LLP has revised its opinion to remove the assumption in (f)(i) stating that the execution, delivery and performance by each of the Company and the Guarantors of the Opinion Documents have been duly authorized by all necessary action. The Company respectfully directs the Staff’s attention to the revised Exhibit 5.1 filed with Amendment No. 1.

Exhibit 5.3

5.	We note that in rendering its opinion, counsel relied upon a separate opinion letter dated June 6, 2011. Please advise as to the significance of the opinion letter.

RESPONSE: In response to the Staff’s comment, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC has revised its opinion to remove all references to the separate opinion letter, and the revised opinion no longer indicates that it has relied on any separate opinion letter. The Company respectfully directs the Staff’s attention to the revised Exhibit 5.3 filed with Amendment No. 1.

6.	We note paragraph (b) under “Assumptions,” and that this assumption carves out the representation in opinion paragraph 2. However, it appears that the assumption in (b) is broader than your opinion relating to the Georgia Subsidiaries and Tennessee Subsidiaries in paragraph 2. Please have counsel revise the opinion to fully carve-out the Georgia Subsidiaries and Tennessee Subsidiaries from the assumption in paragraph (b).

RESPONSE: In response to the Staff’s comment, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC has revised its opinion to fully carve-out the Georgia Subsidiaries and the Tennessee Subsidiaries from the assumption in paragraph (b). The Company respectfully directs the Staff’s attention to the revised Exhibit 5.3 filed with Amendment No. 1.

Ms. Pamela A. Long

United States Securities and Exchange Commission

February 26, 2013

7.	Please remove the language under “Opinions” stating that the opinion is “based solely” on the Certificates of Existence.

RESPONSE: In response to the Staff’s comment, Baker, Donelson, Bearman, Caldwell & Berkowitz, PC has revised its opinion to remove the language under “Opinions” stating that the opinion is “based solely” on the Certificates of Existence. The Company respectfully directs the Staff’s attention to the revised Exhibit 5.3 filed with Amendment No. 1.

Exhibit 5.5

8.	Please have counsel delete the language in B-5 that its opinion in C-1 relies “exclusively on the Washington Certificate.”

RESPONSE: In response to the Staff’s comment, Davis Wright Tremaine LLP has revised its opinion to delete the language in B-5 that its opinion in C-1 relies “exclusively on the Washington Certificate.” The Company respectfully directs the Staff’s attention to the revised Exhibit 5.5 filed with Amendment No. 1.

Exhibit 5.9

9.	Please advise us as to the reason for the assumptions in paragraph (d) and paragraph (e) on page four. Alternatively, please delete the assumptions.

RESPONSE: In response to the Staff’s comment, Potter Anderson & Corroon LLP has revised its opinion to delete the referenced assumptions. The Company respectfully directs the Staff’s attention to the revised Exhibit 5.9 filed with Amendment No. 1.

10.	Please remove the assumption in paragraph (f) on page five. Counsel may not assume the authority of persons executing the documents.

RESPONSE: In response to the Staff’s comment, Potter Anderson & Corroon LLP has revised its opinion to remove the referenced assumption. The Company respectfully directs the Staff’s attention to the revised Exhibit 5.9 filed with Amendment No. 1.

Ms. Pamela Long

United States Securities and Exchange Commission

February 26, 2013

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses, or if you require additional information, please feel free to contact me at (561) 627-7171.

Very truly yours,

/s/ Richard B. Vilsoet

Richard B. Vilsoet
Vice President, General Counsel and Secretary

Cc:	Erin Jaskot, U.S. Securities and Exchange Commission
Robert C. Treuhold, Shearman & Sterling LLP
J.D. DeSantis, Shearman & Sterling LLP

EXHIBIT A

Section 11.06 Releases.

(a) The Note Guarantee of a Guarantor will be automatically and unconditionally released:

(1) In the event of any sale or other disposition of all or substantially all of the assets of any Guarantor (other than Holdings), by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guarantor (other than Holdings), in each case to a Person that is not (either before or after giving effect to such transactions) Holdings, the Company or a Restricted Subsidiary of Holdings; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture, including without limitation Section 4.11 hereof. Upon delivery by the Company to the Trustee of an Officers’ Certificate and an Opinion of Counsel to the effect that such sale or other disposition was made by the Company in accordance with the provisions of this Indenture, including without limitation Section 4.11 hereof, the Trustee will execute any documents reasonably required in order to evidence the release of any Guarantor from its obligations under its Note Guarantee;

(2) if Holdings designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture;

(3) upon Legal Defeasance and Covenant Defeasance in accordance with Article 8 hereof or satisfaction and discharge of this Indenture in accordance with Article 12 hereof; and

(4) upon the release of any Guarantor (other than Holdings) of all of its guarantees of any Credit Facility, including any Note Guarantee created pursuant to Section 4.20 hereof.

(b) Any Guarantor not released from its obligations under its Note Guarantee as provided in this Section 11.06 will remain liable for the full amount of principal of and interest and premium and Additional Interest, if any, on the Notes and for the other obligations of any Guarantor under this Indenture as provided in this Article 11.